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                          May 1, 2023

       Shane J. Schaffer
       Chief Executive Officer
       Cingulate Inc.
       1901 W. 47th Place
       Kansas City, KS 66205

                                                        Re: Cingulate Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2023
                                                            File No. 333-271455

       Dear Shane J. Schaffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.